SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

COUGAR OIL AND GAS CANADA INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

22208A 10 1

(CUSIP Number)

Cougar Oil and Gas Canada Inc.
833 4th Avenue S.W., Suite 1120
Calgary, Alberta T2P 3T5
Canada
(403) 262-8044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Andrew D. Hudders, Esq.
Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue, 40th Floor
New York, New York 10022
Tel: (212) 907-7300
Fax: (212) 754-0336

 May 3, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP NO. 22208A 10 1	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Glenn Watt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES	7	SOLE VOTING POWER	360,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER	360,000
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	360,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.6%
14	TYPE OF REPORTING PERSON*	IN

(Page 2 of 4 Pages)

Item 1.  Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Common Stock”), of Cougar Oil and Gas Canada Inc. an Alberta corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 833 4th Avenue S.W., Suite 1120, Calgary, Alberta T2P 3T5 Canada.  For SEC purposes, the Issuer is a foreign private issuer under the Federal securities laws, and publicly trades on the OTC.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Glenn Watt.
(b)	The residence of Glenn Watt is 3405 – 15th Street S.W., Calgary, AB T2T 5X3, Canada.
(c)	I am a director and chief operating officer of the Issuer.
(d)	During the last five (5) years, I have not been convicted in any criminal proceeding.
(e)
During the last five (5) years, I have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding I was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	My citizenship is Canadian.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were purchased with personal funds.
No borrowed funds were used to purchase these shares.

Item 4.  Purpose of Transaction.

I purchased the shares based on my belief that Cougar Oil and Gas Canada Inc. was an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to me, and the availability of shares at prices that would make the purchase of additional shares desirable, I may endeavor to increase my position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which I may have in regard to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

I have no present plans or proposals relating to the Issuer and have no plans to dispose of any of the shares of the Issuer at this time.

Item 5.  Interest in Securities of the Issuer.

(a)
I hold a total of 360,000 shares of common stock of the Issuer directly in my name (Glenn Watt), which represents 0.6% of a total of 61,270,768 issued and outstanding shares as of the date of this Schedule 13D.

(b)	I have sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.
(c)	During the 60 sixty day period preceding the date of the filing of this Schedule 13D, I have not purchased any shares of the Issuer.
(d)
I have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by me.  I will have the right to receive the dividends.  No one other than I  have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in my name referred to above in paragraph (a) of this Item 5.

(e)	Not applicable.

(Page 3 of 4 Pages)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: May 3, 2010	By: /s/ Glenn Watt
Name: Glenn Watt
Title: Director and Chief Operating Officer

(Page 4 of 4 Pages)